COMMENTS RECEIVED ON 08/10/2018

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Fidelity Emerging Markets Fund

POST-EFFECTIVE AMENDMENT NO. 71 & 74

1.

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

“Fund Summary” (prospectus)

“Fee Table”

“Strategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund’s maximum aggregate annual management fee will not exceed [____]% of the fund’s average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund’s management fee in an amount equal to [____]% of the fund’s average daily net assets. This arrangement will remain in effect through [_______], and neither Strategic Advisers nor any of its affiliates retain the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement.

4.

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of affiliated funds but may incur transaction costs when it buys and sells other types of securities (including non-affiliated exchange traded funds) directly (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund’s performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

 The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

6.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets and in shares of other emerging markets equity funds.”

C:

The Staff requests we disclose the specific criteria the fund uses to determine how each issuer included in the 80% test is ties economically to an emerging market country.

R:

The factors Strategic Advisers considers to determine whether an investment is included within the fund’s 80% policy are disclosed in the fund’s prospectus under the heading “Country or Geographic Region” in the Fund Basics section and in the fund’s SAI, as excerpted below. We believe the existing disclosure is consistent with the requirements of Rule 35d‐1.

“Country or Geographic Region

A number of factors are considered in determining whether an investment is tied economically to a particular country or region, including: the source of government guarantees (if any); the primary trading market; the issuer’s domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

We also direct the Staff’s attention to the following SAI disclosure related to Strategic Advisers Fidelity Emerging Markets Fund’s name test:

“Countries and Markets Considered Emerging. For purposes of a Fidelity® fund’s 80% investment policy relating to emerging markets, emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of [May 31, 2018], countries in the MSCI Emerging Markets Index, Greece, Hong Kong, Israel, and Singapore are considered to be emerging.”

7.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in equity securities.”

C:

The Staff requests we disclose any other principal investment strategies in this section.

R:

We believe the fund’s principal investment strategies are appropriately disclosed in the “Principal Investment Strategies” section in the Fund Summary.

8.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers LLC (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund’s sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.”

C:

The Staff requests we remove the italicized language from the “Principal Investment Strategies” section of the Fund Summary since it is not a principal investment strategy.

R:

We consider Strategic Advisers’ operation as a “manager of managers” to be directly related to the fund’s utilization of multiple sub‐advisers as part of its principal investment strategies and believe the disclosure of the fund’s principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the “Fund Summary” section of the prospectus.

9.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a separate emerging markets risk, since the fund will invest 80% or more in emerging markets.

R:

Pursuant to prior Staff comment we have modified the title of this risk to “Foreign and Emerging Market Risk” to better reflect the risk of emerging markets in the title. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

10.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund’s securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

The requested change has been made.

11.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“[The fund may also use various techniques, such as buying and selling futures contracts, to increase or decrease its exposure to changing security prices or other factors that affect security values. The fund may also enter into foreign currency forward contracts for hedging purposes.] In addition, the fund may have indirect exposure to derivatives through its investments in underlying funds.”

C:

The Staff requests that we confirm whether market values of derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

12.

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

The Staff requests we add disclosure to the concentration policy to clarify if the fund will consider the concentration of its underlying investment companies when determining the fund’s compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, the fund will take such policy into account in connection with any investment in such underlying fund.